REPORT OF NORMAL COURSE ISSUER BID

(Subsection 189.1.3 of the Regulation respecting securities (Québec))

1.           Name and address of the offeree company:

Stantec Inc.
10160 - 112th Street
Edmonton, Alberta
T5K 2L6

2.           Name and address of the offeror:

Stantec Inc.
(as above)

3.           Designation of the securities that are subject to the bid:

Common Shares - CUSIP No. 85472N 10 9

4.           Date of the bid:

June 1, 2007  to May 31, 2008

5.	Maximum number of securities sought by the offeror for each class of securities subject to the bid:

2,279,496 common shares, representing approximately 5% of the common shares outstanding as at May 15, 2007.

6.	Value, expressed in Canadian dollars, of the consideration offered per security:

Common shares will be purchased through the facilities of the Toronto Stock Exchange. The price paid for the common shares will be the market price of such common shares at the time of acquisition.

7.	Fee payable in respect of the bid, as calculated under Section 271.4(1) of the Regulation respecting securities (Québec):

A fee of $3,897.94 accompanies this report.

Date: May 31st, 2007                                                                           STANTEC INC.

By:           (signed) “Michael J. Slocombe”
 MICHAEL J. SLOCOMBE
 Associate General Counsel